UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

On August 28, 2024, Fusion Fuel Green PLC (the “Company”) entered into a subscription agreement (“Subscription Agreement”) with a private investor. Pursuant to the Subscription Agreement, the investor has agreed to purchase an aggregate of 43,790,850 Class A ordinary shares, par value $0.0001 per share (the "Class A Shares"), of the Company and warrants to acquire an aggregate of 13,137,254 Class A Shares for an aggregate purchase price of $33,500,000.

The Subscription Agreement provides for the closing of the sale (the “Closing”) to take place on September 30, 2024, subject to applicable closing conditions as well as regulatory and compliance approvals. Accordingly, there can be no assurance that the transaction will be consummated or that there will be no delays if the closing conditions cannot be met.

Pursuant to the Subscription Agreement, the investor will have the right to nominate one member to the Company's Board of Directors; provided that such right will terminate once the investor ceases to own at least 25% of the Company's outstanding voting securities.

Pursuant to the Subscription Agreement, the Company has agreed to file a registration statement to register the resale of the Class A Shares (including those underlying the warrants) within 30 business days of the Closing (the “Filing Deadline”) and use its commercially reasonable efforts to have it declared effective by the Securities and Exchange Commission as soon as practicable but no later than 60 calendar days after the Filing Deadline.

The foregoing is a summary of certain of the provisions of the Subscription Agreement, the warrants and the related transactions and is qualified in its entirety by reference to the full text of such agreements, which will be filed as exhibits to a future periodic report of the Company. Readers should review the Subscription Agreement and warrant in their entirety when filed for a more complete understanding of the terms and conditions associated with the foregoing transactions.

The information contained in this Form 6-K shall be incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-251990, 333-264714 and 333-276880) and the prospectus and any prospectus supplements included therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 11, 2024	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer